                                                                    EXHIBIT 99.2

--------------------------------------------------------------------------------


                         [GREAT LAKES POWER INC. LOGO]

                       SECOND QUARTER 2002 INTERIM REPORT

                     FOR THE SIX MONTHS ENDED JUNE 30, 2002

--------------------------------------------------------------------------------

              INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2002

--------------------------------------------------------------------------------

o     HIGHLIGHTS YEAR TO DATE

                                           FOR THE THREE MONTHS    FOR THE SIX MONTHS
                                              ENDED JUNE 30           ENDED  JUNE 30
                                           --------------------    ------------------
                                             2002      2001          2002      2001
                                            ------    ------        ------    ------
Net income (Cdn $ millions)                 $ 52.9    $ 37.8        $ 95.2    $ 68.2
Net income per share - diluted (Cdn $)      $ 0.41    $ 0.30        $ 0.75    $ 0.54
Power delivered (gigawatt hours)             1,711     1,105         3,087     1,967

o    FINANCIAL RESULTS

Great Lakes recorded net income of $95.2 million for the six months ended June 30, 2002, an increase of 40% from $68.2 million in the first half of 2001. Net income per share for the first half of 2002 was $0.75, an increase of 39% from $0.54 in the same period last year.

The Company's net income for the three months ended June 30, 2002 increased 40% to $52.9 million from $37.8 million in the same quarter of 2001. Net income per share for the first half of 2002 was $0.41, an increase of 37% from last year.

The strength of the Company's performance in the first half of 2002 reflects our strategy to build long-term sustainable cash flow growth by investing in high quality assets at attractive values, by actively working to increase returns on capital invested in these assets and by continually pursuing opportunities for future growth.

o    STRATEGIC INITIATIVES

During the second quarter, Great Lakes continued its program of expanding its power generating base with the acquisition of ten hydroelectric stations in Ontario and New Hampshire with a combined generating capacity of 519 megawatts ("MW"). These acquisitions, made through the Great Lakes Hydro Income Fund, increased the Company's production base to 38 generating stations with a total installed capacity of 1,636 MW.

The first of these acquisitions, Mississagi Power, includes four hydroelectric generating stations with a combined installed capacity of 488 MW located on the Mississagi River in northern Ontario, east and north of the city of Sault Ste. Marie. These stations were acquired from Ontario Power Generation Inc. ("OPG") for $340 million on May 17, 2002, and are being operated in conjunction with the Company's 12 other power stations in the adjacent area of northern Ontario.

The second acquisition, New Hampshire Power, includes six hydroelectric generating stations with a combined installed capacity of 31 MW located on the Androscoggin River in northern New Hampshire. These stations were acquired from a local forest products company for US$32 million on May 31, 2002 and are being operated in conjunction with the Company's power stations in northern Maine, acquired in February 2002.


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GREAT LAKES POWER INC.                                                         1

o    MARKET OPENING IN ONTARIO

On May 1, 2002, the electricity market in the Province of Ontario opened to competition. As a result of this market opening, the Company's power purchase agreement with OPG terminated and a number of other changes were made in response to the new regulatory environment. The Company's northern Ontario power operations have been restructured into two separate business units, a power generation unit and a regulated power transmission and distribution unit. The Company continues to be a distributor of power to its historical service area in the Algoma District, and sells electricity to the Public Utility Commission of Sault Ste. Marie and St. Marys Paper under power sales agreements.

o    OPERATING RESULTS

As a result of higher precipitation in Quebec and Ontario, the acquisition of power operations in northern Ontario, Maine and New Hampshire in the first half of 2002 and the return to more normal levels of water flow on the lower Mississippi, electricity generation increased by 57% to 3,087 gigawatt hours ("GWh") compared to 1,967 GWh last year. Correspondingly, power revenues for the first half increased to $161.6 million in 2002 from $107.7 million in 2001.

Operating and maintenance costs increased by $10.5 million to $27.6 million and depreciation increased by $7.1 million to $20.6 million with the increased power generation in northern Ontario and the acquisition of new operations in Ontario, Maine and New Hampshire.

Income from long-term investments, which consists of dividends from the Company's investments, was $21.7 million in the first half of 2002, down from $23.1 million in the same period last year. Investment and other income, which includes dividends earned on the Company's securities portfolio, interest on loans receivable and other fee income, was $27.0 million for the first half of 2002, down from $30.5 million in 2001 due to lower average interest rates and balances.

Electricity generation for the three months ended June 30, 2002 increased by 55% to 1,711 GWh compared to 1,105 GWh last year. As a result, power revenues for the second quarter increased by $33.0 million to $92.1 million, and total revenue increased to $117.1 million. Expenses for the quarter increased by $16.7 million to $64.2 million, due mainly to higher operating and depreciation costs.

Power delivered and power revenue by operating segment for the year to date compared to the same periods in 2001 are shown below.

                            FOR THE THREE MONTHS     FOR THE SIX MONTHS
                                ENDED JUNE 30           ENDED JUNE 30
                            --------------------     ------------------
                              2002        2001        2002        2001
                             ------      ------      ------      ------
POWER DELIVERED
(gigawatt hours)
North-East
   Canada                     1,228         863       2,304       1,580
   United States                130          --         178          --
Other Power Operations          353         242         605         387
                             ------      ------      ------      ------
Total                         1,711       1,105       3,087       1,967
                             ======      ======      ======      ======


POWER REVENUE
($ millions)
North-East
   Canada                   $ 63.3      $ 46.6      $119.2      $ 88.6
   United States               8.2          --        11.3          --
Other Power Operations        20.6        12.5        31.1        19.1
                            ------      ------      ------      ------
Total                       $ 92.1      $ 59.1      $161.6      $107.7
                            ======      ======      ======      ======

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2                                             SECOND QUARTER 2002 INTERIM REPORT

o    ASSETS UNDER DEVELOPMENT

The following projects were advanced on schedule and upon completion are expected to contribute meaningfully to financial results. They include:

     HIGH FALLS, ONTARIO. Construction continues on the 45 MW, High Falls hydroelectric generating station on the Michipicoten River in northern Ontario. This $75 million redevelopment project is expected to be completed in the fourth quarter of 2002. The High Falls project will enhance the Company's on-peak capabilities in Ontario and increase the efficiency of its power generating operations in northern Ontario.

     PINGSTON CREEK, BRITISH COLUMBIA. Construction continues on a 30 MW hydroelectric generating station near Revelstoke, B.C. in a 50/50 partnership with Canadian Hydro Developers Inc. This project is expected to be completed in late 2002. The completion of the Pingston Creek Project will increase Great Lakes' generating capacity in British Columbia and will further enhance our diversification.

     SAULT STE. MARIE, ONTARIO/MICHIGAN. Permitting and preliminary engineering are under way for a $30 million high voltage transmission interconnection to link the Company's generating stations in Ontario with the neighbouring power grid in Michigan. This interconnection will have a capacity of up to 300 MW at 230 kilovolts and will enhance the Company's ability to access U.S. energy markets to maximize the value of its power system.

     BRASCAN ENERGETICA, BRAZIL. Development work continues for five new hydroelectric generating stations in southern Brazil. Construction is under way on three of these stations, the 30 MW Passo do Meio project in the State of Rio Grande do Sul and the 16 MW Pedrinho and 15 MW Salto Natal projects in the State of Parana. These projects will further the Company's initiative to return to the electricity market in Brazil.

o    OUTLOOK

With improved precipitation levels in northern Ontario, western Quebec and on the Mississippi River and the acquisition of power facilities in Ontario, Maine and New Hampshire, Great Lakes is well positioned to increase power generation levels in 2002 compared to prior years. Great Lakes is aggressively seeking to increase returns by optimizing the use of its facilities and as new development projects and acquisitions are brought on stream.

/s/ Edward C. Kress
-------------------
Edward C. Kress
Chairman
July 26, 2002

                               * * * * * * * * * *

Note: This Interim Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


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GREAT LAKES POWER INC.                                                         3

o    CONSOLIDATED FINANCIAL STATEMENTS


                           CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

(unaudited)                            JUNE 30     December 31
millions                                 2002         2001
                                       --------    -----------
ASSETS
   Securities                          $  738.1     $  715.6
   Loans and other receivables            125.1        425.0
   Long-term investments                  515.0        521.8
   Property, plant and equipment        1,980.4      1,267.6
                                       --------     --------
                                       $3,358.6     $2,930.0
                                       ========     ========
LIABILITIES
   Accounts payable and other          $  109.7     $   91.9
   Mortgage bonds                         869.7        555.6
   Term debentures                        570.0        596.2

FUTURE INCOME TAX LIABILITY               114.3        116.4

MINORITY INTERESTS                        340.9        271.3

SHAREHOLDERS' EQUITY (Note 2)           1,354.0      1,298.6
                                       --------     --------
                                       $3,358.6     $2,930.0
                                       ========     ========

--------------------------------------------------------------------------------
4                                             SECOND QUARTER 2002 INTERIM REPORT

                        CONSOLIDATED STATEMENT OF INCOME
--------------------------------------------------------------------------------

                                                 THREE MONTHS ENDED          SIX MONTHS ENDED
(unaudited)                                           JUNE 30                    JUNE 30
millions, except per share amounts               2002         2001          2002          2001
                                                ------       ------        ------        ------
REVENUE
   Power operations                             $ 92.1       $ 59.1        $161.6        $107.7
   Long-term investments                          10.9         11.6          21.7          23.1
   Investment and other income                    14.1         14.6          27.0          30.5
                                                ------       ------        ------        ------
                                                 117.1         85.3         210.3         161.3
                                                ------       ------        ------        ------
EXPENSES
   Interest                                       19.8         20.5          39.9          41.9
   Operating and maintenance costs                17.7          9.2          27.6          17.1
   Fuel purchases                                  4.0          4.7           7.9          11.1
   Depreciation                                   11.9          6.9          20.6          13.5
   Minority interests                              5.7          2.6           9.6           5.5
   Income and other taxes                          5.1          3.6           9.5           4.0
                                                ------       ------        ------        ------
                                                  64.2         47.5         115.1          93.1
                                                ------       ------        ------        ------
NET INCOME                                      $ 52.9       $ 37.8        $ 95.2        $ 68.2
                                                ======       ======        ======        ======
FULLY DILUTED NET INCOME PER COMMON SHARE       $ 0.41       $ 0.30        $ 0.75        $ 0.54
                                                ======       ======        ======        ======


                  CONSOLIDATED STATEMENT OF RETAINED EARNINGS
--------------------------------------------------------------------------------

                                           THREE MONTHS ENDED            SIX MONTHS ENDED
                                                 JUNE 30                      JUNE 30
(unaudited)                              ---------------------         ---------------------
millions                                  2002           2001           2002           2001
                                         ------         ------         ------         ------
RETAINED EARNINGS
   Balance, beginning of period          $470.1         $407.6         $447.7         $397.8
   Net income                              52.9           37.8           95.2           68.2
   Convertible debenture interest          (3.7)          (4.3)          (7.4)          (8.7)
   Common share dividends                 (16.2)         (16.2)         (32.4)         (32.4)
                                         ------         ------         ------         ------
   Balance, end of period                $503.1         $424.9         $503.1         $424.9
                                         ======         ======         ======         ======


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GREAT LAKES POWER INC.                                                         5

                      CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                   THREE MONTHS ENDED              SIX MONTHS ENDED
                                                         JUNE 30                        JUNE 30
(unaudited)                                      ----------------------         ----------------------
millions                                           2002           2001           2002            2001
                                                 -------         ------         -------         ------
CASH PROVIDED FROM OPERATIONS (Note 3)           $  66.6         $ 47.6         $ 112.0         $ 75.5
Net change in non-cash working capital              (2.0)          (8.9)           (8.7)          (9.8)
                                                 -------         ------         -------         ------
CASH PROVIDED BY OPERATING ACTIVITIES               64.6           38.7           103.3           65.7
                                                 -------         ------         -------         ------
FINANCING AND SHAREHOLDER DISTRIBUTIONS
   Borrowings                                      192.8            0.2           324.1           25.7
   Debt repayments                                  (3.5)          (1.8)          (13.2)          (4.0)
   Convertible debenture interest                   (3.8)          (4.3)           (7.4)          (8.7)
   Common share dividends                          (16.2)         (16.2)          (32.4)         (32.4)
                                                 -------         ------         -------         ------
                                                   169.3          (22.1)          271.1          (19.4)
                                                 -------         ------         -------         ------
INVESTING
   Sale of securities                                 --          (42.3)            7.7          (42.3)
   Loans and other receivables                     220.8           28.2           390.8           38.3
   Property, plant and equipment                  (439.5)          (5.6)         (750.3)         (34.1)
                                                 -------         ------         -------         ------
                                                  (218.7)         (19.7)         (351.8)         (38.1)
                                                 -------         ------         -------         ------
CASH AND CASH EQUIVALENTS
   Increase                                         15.1           (3.1)           22.5            8.2
   Balance, beginning of period                     17.7           18.0            10.3            6.7
                                                 -------         ------         -------         ------
   Balance, end of period                        $  32.8         $ 14.9         $  32.8         $ 14.9
                                                 =======         ======         =======         ======


--------------------------------------------------------------------------------
6                                             SECOND QUARTER 2002 INTERIM REPORT

o    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements include the accounts of the Company consolidated with the accounts of all its subsidiaries. Reference is made to the Company's most recently issued Annual Financial Report, which included information necessary or useful to understanding the Company's businesses and financial statement presentations. In particular, the Company's significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that report. The Company's accounting policies and methods of their application are consistent with those of the most recent annual financial statements, except as may be described elsewhere in these financial statements.

The quarterly financial statements are unaudited. Financial information in this Interim Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with generally accepted accounting principles.

The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

The Company is incorporated under the laws of Ontario and develops, owns and operates hydroelectric and other power generating facilities principally in Canada. The Company also conducts investment activities, which include the receipt of interest and dividends on the Company's financial assets as well as gains realized on investment transactions.

2.   SHAREHOLDERS' EQUITY

The Company is authorized to issue an unlimited amount of common shares, of which the following were issued and outstanding:


                                                          JUNE 30          DECEMBER 31
millions                                                    2002              2001
                                                          --------         -----------
101,383,135 (2001 - 101,383,135) Common shares            $  603.2          $  603.2
Retained earnings                                            503.1             447.7
                                                          --------          --------
                                                           1,106.3           1,050.9
Subordinated convertible debentures                          247.7             247.7
                                                          --------          --------
                                                          $1,354.0          $1,298.6
                                                          ========          ========


The subordinated convertible debentures mature September 30, 2013, bear interest at the prime rate subject to a minimum of 6% and a maximum of 8%.

3.   CASH PROVIDED FROM OPERATIONS


                                              THREE MONTHS ENDED             SIX MONTHS ENDED
                                                    JUNE 30                       JUNE 30
                                             --------------------          -----------------------
millions                                      2002           2001           2002             2001
                                             -----          -----          ------           ------
Net income                                   $ 52.9         $ 37.8         $ 95.2           $ 68.2
Add non-cash items:
   Depreciation                                11.9            6.9           20.6             13.5
   Hydrological provisions                       --            2.4             --               --
   Equity income (loss) and other               1.8            0.5           (3.8)            (6.2)
                                             ------         ------         ------           ------
                                             $ 66.6         $ 47.6         $112.0           $ 75.5
                                             ======         ======         ======           ======


4.   COMPARATIVE FIGURES

Certain of the prior year's figures have been reclassified to conform with the 2002 presentation.


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GREAT LAKES POWER INC.                                                         7

o    PROFILE

Great Lakes Power Inc. generates, transmits and distributes electricity in Ontario and Quebec, and has ownership and operating interests in other power generating facilities and developments in Canada, the United States and Brazil. Its production and development base currently includes 38 generating stations with an installed generating capacity of 1,636 megawatts.

Great Lakes is a wholly-owned subsidiary of Brascan Corporation (TSX: BNN.A,
NYSE: BNN).

                                 PRODUCTION BASE
--------------------------------------------------------------------------------


                                                                Generating      Generating      Installed
Operations                                   Ownership           Stations          Units         Capacity
----------                                   ---------          ----------      ----------      ---------
                                                                                               (megawatts)
North-East - Canada
   Great Lakes Power Limited (1)                100%                12               22              331
   Mississagi Power (1,4)                       100%                 4                8              488
   Valerie Falls Power (1)                       65%                 1                2               10
   Lievre River Power (1)                       100%                 3               10              238
   Lake Superior Power (2)                       50%                 1                3              110
   Pontiac Power (1)                            100%                 2                7               28
                                                ---                 --               --            -----
                                                                    23               52            1,205
North-East - United States
   Maine Power (1)                              100%                 6               31              126
   New Hampshire Power (1,4)                    100%                 6               21               31
                                                ---                 --               --            -----
                                                                    12               52              157
Other Power Operations
   Louisiana Hydroelectric Power (1)             75%(3)              1                8              192
   Powell River Energy (1)                       50%                 2                7               82
                                                ---                 --               --            -----
                                                                     3               15              274
                                                                    --               --            -----
TOTAL                                                               38              119            1,636
                                                                    ==              ===            =====

(1)  Hydroelectric generating facilities

(2)  Natural gas-fired cogeneration plant

(3)  Residual interest

(4)  Acquired May 2002


o    HEAD OFFICE

GREAT LAKES POWER INC.
Suite 4400, P.O. Box 762
BCE Place, 181 Bay Street
Toronto, Ontario
M5J 2T3

Telephone:   416-363-9491
Facsimile:   416-363-2856

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8                                             SECOND QUARTER 2002 INTERIM REPORT